FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on power generation within China for the whole year of 2019 of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on January 16, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON POWER GENERATION WITHIN CHINA
FOR THE WHOLE YEAR OF 2019

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), in the fourth quarter of 2019, the Company’s total power generation by power plants within China on consolidated basis amounted to 102.819 billion kWh, representing a decrease of 0.86% over the same period last year. Total electricity sold by the Company amounted to 100.190 billion kWh, representing an increase of 2.28% over the same period last year. In 2019, the Company’s total power generation by the power plants within China on consolidated basis amounted to 405.006 billion kWh, representing a decrease of 5.91% over the same period last year. Total electricity sold by the Company amounted to 388.182 billion kWh, representing a decrease of 4.38% over the same period last year. In 2019, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB417.00 per MWh, representing a decrease of 0.35% over the same period last year. In 2019, the Company’s market based electricity sold amounted to 216.438 billion kwh, with a ratio of 56.4% comparing to the corresponding total electricity sold, representing an increase of 12.92 percentage points over the same period last year.

The decrease in the Company’s power generation was mainly attributable to the following factors:

1.	The growth rate of the electricity consumption nation-wide in 2019 showed a significant decline compared to that of the previous year.

2.	Wind-power, nuclear power and hydro-power generation had increased substantially, crowding out the space for growth in thermal power generation.

3.
The power generation experienced a large negative growth in areas like Guangdong, Henan, Shandong, Jiangsu, Zhejiang and other regions, due to factors including decline in the demand for power, limitations on coal consumptions, and the significant increase in power supply from external source.

The power generations (in billion kWh) of the Company, by regions, are listed below:

Region	Power Generation				Electricity Sold
	October to December 2019	Change	January to December 2019	Change	October to December 2019	Change	January to December 2019	Change
Heilongjiang Province	3.641	-0.96%	13.972	4.28%	3.504	1.17%	13.082	4.14%
Coal-fired	3.261	-1.91%	12.655	3.04%	3.113	-0.14%	11.788	2.81%
Wind-power	0.354	9.69%	1.186	14.11%	0.364	14.90%	1.164	14.07%
PV	0.026	-13.79%	0.131	69.93%	0.027	-7.68%	0.130	71.40%
Jilin Province	2.427	2.77%	10.390	3.36%	2.286	3.00%	9.793	3.04%
Coal-fired	2.075	2.84%	9.039	3.39%	1.948	3.20%	8.495	3.06%
Wind-power	0.280	5.70%	1.019	4.55%	0.271	4.96%	0.990	4.26%
Hydro-power	0	-100.00%	0.042	-45.39%	0	-100.00%	0.041	-44.97%
PV	0.013	-0.67%	0.061	55.55%	0.013	-0.51%	0.060	57.75%
Biomass power	0.059	-7.90%	0.229	4.29%	0.053	-8.44%	0.207	3.74%
Liaoning Province	4.855	12.38%	19.163	-1.97%	4.514	13.18%	17.842	-1.79%
Coal-fired	4.711	12.76%	18.599	-2.03%	4.371	13.54%	17.285	-1.86%
Wind-power	0.109	33.21%	0.376	7.42%	0.109	33.37%	0.374	7.48%
Hydro-power	0.001	-94.16%	0.029	-51.50%	0.001	-94.20%	0.028	-51.65%
PV	0.033	-7.86%	0.160	2.95%	0.032	-2.37%	0.156	3.44%
Inner Mongolia	0.068	0.33%	0.220	-9.28%	0.067	0.13%	0.218	-9.29%
Wind-power	0.068	0.33%	0.220	-9.28%	0.067	0.13%	0.218	-9.29%
Hebei Province	3.025	-12.26%	12.911	-3.81%	2.808	-13.39%	12.061	-4.29%
Coal-fired	2.927	-13.34%	12.638	-3.71%	2.730	-14.00%	11.813	-4.08%
Wind-power	0.087	45.23%	0.220	-8.90%	0.067	18.30%	0.196	-15.35%
PV	0.012	-3.55%	0.054	-5.63%	0.011	-0.76%	0.053	-4.09%
Gansu Province	3.497	15.38%	11.432	-3.29%	3.311	15.12%	10.841	-3.38%
Coal-fired	2.977	16.33%	9.391	-4.36%	2.814	16.50%	8.859	-4.46%
Wind-power	0.520	10.21%	2.041	2.04%	0.497	7.93%	1.982	1.76%
Ningxia	0.004	-5.46%	0.023	4.81%	0.004	-1.42%	0.022	5.38%
PV	0.004	-5.46%	0.023	4.81%	0.004	-1.42%	0.022	5.38%
Beijing	2.303	0.65%	8.464	-0.67%	2.158	0.76%	8.041	-0.56%
Coal-fired	0.800	-15.37%	1.456	-13.96%	0.710	-15.34%	1.291	-13.87%
Combined Cycle	1.503	11.92%	7.008	2.62%	1.448	11.13%	6.750	2.47%
Tianjin	2.147	15.38%	6.941	-7.50%	2.021	15.34%	6.523	-7.37%
Coal-fired	1.655	35.68%	5.401	-6.76%	1.542	36.64%	5.028	-6.55%
Combined Cycle	0.491	-23.22%	1.537	-10.02%	0.478	-23.23%	1.493	-10.03%
PV	0.001	-36.92%	0.003	5.69%	0.001	-9.99%	0.003	1.92%

Region	Power Generation				Electricity Sold
	October to December 2019	Change	January to December 2019	Change	October to December 2019	Change	January to December 2019	Change
Shanxi Province	3.529	4.09%	11.364	4.11%	3.305	4.02%	10.594	3.91%
Coal-fired	2.524	1.00%	9.095	3.27%	2.325	0.67%	8.387	3.00%
Combined Cycle	0.922	5.71%	2.118	4.17%	0.898	5.68%	2.061	4.26%
PV	0.083	336.35%	0.152	99.93%	0.083	341.32%	0.146	92.63%
Shandong Province	22.256	-10.98%	85.939	-12.04%	22.186	-6.58%	83.267	-9.15%
Coal-fired	21.961	-11.19%	84.747	-12.16%	21.907	-6.76%	82.111	-9.26%
Wind-power	0.214	13.37%	0.780	-6.63%	0.203	17.40%	0.748	-4.73%
PV	0.081	-1.93%	0.412	7.33%	0.076	-7.30%	0.408	7.88%
Henan Province	4.965	-21.07%	22.009	-18.71%	4.688	-20.88%	20.735	-18.74%
Coal-fired	4.800	-17.84%	21.098	-16.28%	4.539	-17.51%	19.866	-16.14%
Combined Cycle	0.022	-94.56%	0.424	-75.77%	0.021	-94.61%	0.413	-75.87%
Wind-power	0.138	219.92%	0.463	372.13%	0.123	358.88%	0.431	381.82%
PV	0.005	-19.30%	0.025	-1.72%	0.005	-13.99%	0.024	-3.17%
Jiangsu Province	9.312	-9.27%	39.482	-7.43%	8.829	-7.74%	37.387	-7.56%
Coal-fired	7.959	-7.39%	33.188	-4.64%	7.510	-5.33%	31.257	-4.59%
Combined Cycle	0.817	-33.82%	4.514	-24.88%	0.802	-33.84%	4.426	-24.88%
Wind-power	0.512	24.23%	1.664	-4.76%	0.487	21.21%	1.590	-6.54%
PV	0.024	4.73%	0.117	25.82%	0.030	31.87%	0.115	26.86%
Shanghai	4.291	28.48%	17.606	-3.16%	4.047	28.50%	16.636	-3.20%
Coal-fired	4.097	34.43%	15.584	-4.54%	3.858	34.70%	14.664	-4.61%
Combined Cycle	0.194	-33.57%	2.022	8.98%	0.189	-33.77%	1.972	8.79%
Chongqing	2.314	3.15%	9.903	-0.48%	2.154	3.64%	9.228	0.05%
Coal-fired	2.122	7.50%	8.293	-3.10%	1.967	7.99%	7.659	-2.72%
Combined Cycle	0.130	-46.75%	1.377	1.25%	0.127	-46.72%	1.342	1.17%
Wind-power	0.062	147.40%	0.233	628.65%	0.060	218.55%	0.227	840.19%
Zhejiang Province	6.865	23.68%	25.745	-4.97%	6.597	23.83%	24.707	-4.98%
Coal-fired	6.660	25.23%	25.076	-4.86%	6.395	25.44%	24.052	-4.86%
Combined Cycle	0.194	-12.54%	0.609	-9.58%	0.190	-12.39%	0.596	-9.68%
PV	0.011	-4.99%	0.060	-3.33%	0.011	-5.11%	0.059	-2.85%
Hubei Province	4.539	-0.30%	20.032	14.35%	4.273	-0.24%	18.840	14.98%
Coal-fired	4.344	-0.07%	19.253	15.04%	4.081	0.00%	18.078	15.33%
Wind-power	0.167	5.10%	0.577	25.90%	0.164	5.50%	0.567	43.05%
Hydro-power	0.024	-45.10%	0.180	-40.43%	0.023	-45.22%	0.174	-40.73%
PV	0.004	10.64%	0.022	-0.25%	0.004	3.90%	0.022	-0.33%

Region	Power Generation				Electricity Sold
	October to December 2019	Change	January to December 2019	Change	October to December 2019	Change	January to December 2019	Change
Hunan Province	3.090	14.28%	11.355	-0.48%	2.900	14.33%	10.636	-0.56%
Coal-fired	2.944	18.68%	10.466	-0.41%	2.756	18.95%	9.759	-0.50%
Wind-power	0.114	-9.85%	0.528	-3.15%	0.112	-9.67%	0.522	-3.06%
Hydro-power	0.027	-70.97%	0.335	3.18%	0.026	-71.26%	0.329	3.23%
PV	0.006	10.46%	0.027	-17.10%	0.005	25.40%	0.026	-15.58%
Jiangxi Province	5.475	7.22%	20.756	-1.66%	5.242	7.12%	19.856	-1.65%
Coal-fired	5.317	6.54%	20.171	-2.65%	5.091	6.50%	19.285	-2.66%
Wind-power	0.158	36.97%	0.585	52.02%	0.151	33.27%	0.571	51.81%
Anhui Province	1.370	-14.55%	5.922	-3.72%	1.309	-14.90%	5.640	-3.96%
Coal-fired	1.284	-15.06%	5.536	-4.15%	1.224	-15.45%	5.257	-4.52%
Wind-power	0.081	-8.87%	0.301	1.12%	0.081	-8.99%	0.298	2.84%
Hydro-power	0.004	119.09%	0.085	10.08%	0.004	122.32%	0.085	10.55%
Fujian Province	3.125	15.24%	11.048	-11.58%	4.815	87.33%	14.213	20.45%
*Coal-fired	3.122	15.22%	11.036	-11.59%	4.812	87.38%	14.201	20.48%
PV	0.003	42.80%	0.012	-1.35%	0.003	31.73%	0.012	-3.95%
Guangdong Province	5.494	4.47%	22.380	-12.74%	5.258	3.95%	21.396	-12.81%
Coal-fired	5.488	4.45%	22.358	-12.75%	5.252	3.93%	21.374	-12.82%
PV	0.006	20.22%	0.022	0.31%	0.006	18.51%	0.022	-0.62%
Guangxi	0.117	53.53%	0.388	14.53%	0.111	53.93%	0.368	13.04%
Combined Cycle	0.081	6.91%	0.273	-19.38%	0.078	7.69%	0.261	-19.94%
Wind-power	0.035	–	0.115	–	0.033	–	0.107	-19.94%
Yunnan Province	1.465	46.98%	4.358	-2.07%	1.344	44.23%	4.006	-3.38%
Coal-fired	1.312	62.12%	3.707	-4.59%	1.195	59.39%	3.373	-6.21%
Wind-power	0.141	-25.15%	0.601	6.43%	0.137	-24.96%	0.584	6.33%
Hydro-power	0.013	–	0.050	–	0.013	–	0.049	–
Guizhou Province	0.049	-18.21%	0.217	9.94%	0.047	-19.73%	0.212	9.35%
Wind-power	0.048	-19.79%	0.216	9.46%	0.047	-19.73%	0.212	9.35%
PV	0.001	–	0.001	–	0	–	0	–
Hainan Province	2.595	-26.31%	12.983	-0.47%	2.411	-26.45%	12.036	-0.76%
Coal-fired	2.447	-28.70%	12.496	-1.10%	2.267	-28.94%	11.559	-1.42%
Combined Cycle	0.075	7,381.70%	0.174	626.11%	0.073	13,431.48%	0.169	633.43%
Wind-power	0.037	-1.47%	0.098	0.91%	0.037	-0.58%	0.096	0.64%
Hydro-power	0.011	-65.00%	0.110	-51.86%	0.011	-64.90%	0.108	-52.05%
PV	0.024	26.64%	0.105	75.32%	0.024	24.29%	0.104	74.74%
Total	102.819	-0.86%	405.006	-5.91%	100.190	2.28%	388.182	-4.38%

*
According to the requirements of relevant policies, as Huaneng Fujian Luoyuan Power Plant (which is owned by the Company) acts as an emergency backup power source, the scope of statistics has not included its internal coal-fired installed capacity nor its volume of power generation. Since that power plant began to generate power revenue from the first quarter of 2019, the Company’s electricity sales in Fujian Province was greater than the power generation.

For the fourth quarter of 2019, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.4% in Singapore, representing a decrease of 0.7 percentage point compared to the same period last year (22.1%). The accumulated power generation in 2019 accounted for a market share of 20.7%, representing a decrease of 0.4 percentage point compared to the same period last year (21.1%). The main reason for the decline in market share was due to the optimal adjustment of the competition strategy of Tuas Power in Singapore energy market.

The Company put into operation the following projects in the fourth quarter:

Project name	Location	Generation capacity of new project (unit: MW)	Shareholding ratio held by the Company

Siping Wind Power	Jilin	6	100%
Ganhekou Wind Power	Gansu	50	100%
Dezhou Dingzhuang Wind Power	Shandong	52	80%
Puyang Wind Power	Henan	90	100%
Mianchi Wind Power	Henan	31	100%
Xiayi Wind Power	Henan	10	100%
Zhenyao Wind Power	Henan	32	96.52%
Dafeng Offshore Wind Power	Jiangsu	230.2	100%
Daguzhai Wind Power	Jiangxi	94	100%
Lianping Wind Power	Hunan	65	80%
Ruicheng County Monan Photovoltaic	Shanxi	150	100%
Yueyang Sanhuihu Photovoltaic	Hunan	20	55%
Shangrao Poyang Photovoltaic	Jiangxi	159.7	50.47%
Guanling Wulonggu Photovoltaic	Guizhou	80	100%
Dapan Mountain Booster Station Rooftop Photovoltaic	Guizhou	0.52	100%
Jiaoziding Booster Station Rooftop Photovoltaic	Guizhou	0.4	100%
Xixiu Distributed Photovoltaic	Guizhou	8.2	100%

Meanwhile, the Company’s Henan Luoyang Yangguang Thermal Power (270 MW in total) had completed the liquidation process and Shandong Laizhou Wind Power (53.25 MW in total) had completed the resale in accordance with the previous agreement. The two plants were no longer included in the installation statistics of the Company.

In addition, the installed capacity of certain power plants invested by the Company changed in the fourth quarter of 2019.

Based on the above, as at 31 December 2019, the Company had a controlled installed capacity of 106,924 MW and an equity-based installed capacity of 93,676 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
16 January 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     January 16, 2020